Exhibit 99.23
FOR IMMEDIATE RELEASE — February 5, 2008 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol - PEF)
PETROFLOW ENERGY LTD. ANNOUNCES JANUARY 2008 OPERATIONS UPDATE
Petroflow is pleased to provide this update regarding our January 2008 operational results including the current status of our Oklahoma drilling activities.
Oklahoma Drilling Activity
Following is a table outlining the status of our drilling activities in our Hunton resource play. The table does not include two salt water disposal wells which we drilled in 2006.

Total Wells on Production as at January 1, 2008	26

Wells Brought on Production in January 2008	4

Wells Currently Drilling	4

Wells in Completion Phase	3

Wells awaiting hookup	1

TOTAL	38
To date we have enjoyed a 100% success rate in our Oklahoma drilling activity. Our average working interest production in the field increased 25% over December 2007 and 13% over November 2007.
Other areas
In our New Mexico property, we are pleased to report continued growth in production. We were able to exit the month at 2.6 MMcf per day (433 BOE) net to our working interest, an increase of 0.3 MMcf per day (50 BOE) over our year end exit rate. We anticipate that production rates on this property will continue to increase throughout 2008 and 2009.
Overall Operations
During the month we averaged approximately 2020 BOEs per day of production of which approximately 86% was gas. In January we had peak daily production of 2260 BOEs.
Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
Not for dissemination in the United States of America. This announcement is not an offer to sell, or a solicitation of an offer to buy, Petroflow’s shares in the United States. Petroflow’s shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and have not been and will not be offered or sold in the United States except in transactions exempt from the registration requirements of that Act and applicable U.S. state securities laws.
BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
For further information, please contact:

Macam Investor Relations		Petroflow Energy Ltd.
Cameron MacDonald, President & CEO	-or-	John Melton, President & CEO
Office (403) 695-1006		(504) 453-2926
Toll Free (866) 264-0743		Duncan Moodie, CFO
(403) 539-4311
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.